September 15, 2008

Mr. Ryan C. Milne,
Accounting Branch Chief,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	Coca-Cola Hellenic Bottling Company S.A
Form 20-F for Fiscal Year Ended December 31, 2007
Filed June 30, 2008,
File No. 001-31466 (“2007 Form 20-F”)

Dear Mr. Milne:

Thank you for your letter to Mr. Constantinou dated September 3, 2008 which we received on September 3, 2008 (the “Comment Letter”).

We note that the Staff has provided one comment on the above-referenced filing.  We have reproduced in this letter that comment in italicized text and have furnished Coca-Cola Hellenic’s response immediately following the comment to facilitate the Staff’s review. Capitalized terms used but not defined in this letter have the meanings assigned to them in the 2007 Form 20-F.

Comment Letter dated September 3, 2008

1. Note 10. Employee Benefit Obligations, page F-40

1.              We note in the first paragraph on page F-40 that to develop your expected long-term rate of return assumptions to compute net periodic pension costs, you, in consultation with your advisors, use forward-looking assumptions in the context of historical returns and volatilities for each asset class, as well as correlations among asset classes. We also note your reference to valuations supplied by independent appraisal experts in the fifth paragraph on page 68. In future filings that contain statements attributed to experts, please also include the requirements of Item 10(G) of Form 20-F.

In future filings on Form 20-F that contain statements attributed to experts, we will comply with the applicable requirements of Item 10(G).

We hope that the foregoing is appropriately responsive to your comments.

We hereby acknowledge that:

•                 The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                 Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please contact the undersigned by telephone at +30 (210) 618 3137 or by facsimile at: +30 (210) 618 3378.

Yours sincerely,

/s/Jan Gustavsson

Jan Gustavsson
General Counsel and
Company Secretary